Exhibit 99.1

[Letterhead]
May 29, 2015

Dear Shutterfly Shareholder:

Ancora Advisors LLC (“Ancora”) is a shareholder of Shutterfly (“Company” or “SFLY”) and intends to vote for the Marathon slate of directors at the upcoming annual meeting of shareholders of Shutterfly.  Unless the Company were to make truly meaningful concessions with regards to both its executive compensation plan and corporate governance practices, we urge shareholders to carefully consider the points outlined in our letter before reaching a conclusion regarding voting their shares.

In recent weeks, the Shutterfly board of directors has endeavored to demonstrate that it is shareholder friendly, despite receiving a corporate governance rating from ISS prior to its 2014 annual meeting of 9 out of 10, with 10 being the worst.  We were also troubled by a number of items from our review of the Company’s proxy materials, including but not limited to:

●	Seeming lack of conviction by the compensation committee to follow through with shareholder-driven compensation reform;

●	Apparent need for a compensation overhaul that would align management with shareholders, similar to the 2012 Cimpress plan that includes more at-risk comp and long-term incentives; and

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The fact that the Company’s free cash flow definition excludes the ongoing, real cost to shareholders of stock compensation, which we believe should be treated as a cash expense, as exemplified by the recent opinion in the Ancestry.com appraisal rights case

We also note that the board has presided over a lengthy period (since 2011) that has been characterized by inferior shareholder returns, poor capital allocation, and a loss of management credibility among investors.  As such, we believe the Shutterfly board is out of touch with shareholder interests and requires a strong mandate for change.  We hope that convincing shareholder support for the Marathon slate will deliver this message and should begin the process of returning the Company to a path of material value creation for shareholders.

Compensation committee lacks conviction to meaningfully reform executive pay

Shutterfly’s board makes a point to highlight the work undertaken after the 2013 Say-on-Pay vote in this year’s proxy:

“Following our Annual Meeting of Stockholders in May 2013, at which a slight majority of the votes cast on the stockholder advisory vote on the compensation of the Named Executive Officers (the ‘‘Say-on-Pay’’ vote) approved their compensation, we recognized the need to better understand the concerns of our stockholders about our executive compensation program. Thereafter, we actively engaged with each of our top 20 institutional stockholders, representing over 87% of the outstanding shares of our common stock, to discuss the results of the Say-on-Pay vote and to identify potential areas for improving our executive compensation program”

Following a review of shareholder input, the compensation committee announced the following “significant” changes to the 2014 executive compensation package, all of which proved to be transient:

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The Compensation Committee significantly reduced the CEO’s target total direct compensation for 2014 (which was approximately 29% less than his target opportunity for 2013), with this decrease almost entirely reflected in the grant date value of his target long-term incentive compensation opportunity

●	The Compensation Committee significantly reduced the grant date fair value of the CEO’s target long-term incentive compensation award, from $12 million in 2013 to $8 million in 2014, a 33% reduction

●	The Compensation Committee extended the vesting period for the CEO’s time-based equity awards from three years in 2013 to four years in 2014

Now the Compensation Committee has backtracked on all three measures taken to alleviate shareholder concern after only one year of implementation.  Based on the Company’s 2015 executive compensation plan as compared to 2013, before the Say-on-Pay vote, both total direct comp (2015 target of $16.9 million) and the fair value of long term incentive compensation (2015 target $15.5 million) are nearly 30% higher than 2013 levels, dramatically reversing the reforms implemented as a result of the Say-on-Pay vote.  In addition, the vesting schedule of the CEO’s time-based equity rewards returned to three years in 2015 from four in 2014.

While the Compensation Committee attempted to justify the pay increase by referencing fears over the CEO leaving following both a broken sale process and inbound offers from other Silicon Valley companies, we believe the committee showed a complete disregard for the stated concerns of the shareholders they are supposed to be representing.

Cimpress situation offers a template of how compensation could be restructured

The following 2015 Chief Executive Officer compensation comparison with Cimpress NV highlights why Shutterfly’s 2015 CEO compensation plan is not in the best interest of shareholders, and also serves as a potential model for Shutterfly to restructure Jeff Housenbold’s compensation in a manner that truly aligns incentives with performance.

Cimpress’ board of directors faced a dilemma similar to that currently faced by Shutterfly: shareholder desire for the compensation program to be significantly revamped.  During 2012, in response to shareholder sentiment, Cimpress developed a revised executive compensation plan with the long-term incentive component being a performance option package priced at a premium that vested over seven years and required a dramatic increase in the stock price (well above the exercise price) for the CEO to exercise options.  Further, Cimpress’ board prohibited additional long term equity grants/options for a minimum period of four years after the plan was implemented.

A contrast of the Cimpress plan to Jeff Housenbold’s 2015 long-term incentive compensation exemplifies the lack of alignment of management and long term shareholders.   45% of Mr. Housenbold’s long-term incentive comp is purely time-based and has no correlation with shareholder value.  The remaining 55% is performance based and paid out annually over a three-year vesting schedule, with a trigger event (adjusted EBITDA of $185 million) that equates to less than 11% adjusted EBITDA growth in 2015.  Even more problematic is the fact that the board has no restriction on issuing subsequent restricted stock grants.  As a result, Jeff Housenbold could earn far more than the annual amounts detailed above without having enhanced shareholder value.

Shutterfly’s board clearly believes Mr. Housenbold’s leadership is inherent to the Company’s success.  However, by continually throwing annual stock grants at him and failing to align his compensation with the interests of the majority of shareholders, they make it easier for him to leave should he choose to do so.  We believe a program similar to the one at Cimpress would require that Mr. Housenbold think like a shareholder to get paid and would prevent him from holding other inbound offers over the board’s head every year when they are determining his compensation package.

It is also worth noting that from 2010-2014 the Company repurchased approximately $125 million of stock, while over the same period, Mr. Housenbold sold approximately $99 million of stock.  In other words, the Company has effectively cashed out the CEO nearly 80 cents for every dollar expended on stock repurchases, exemplifying the lack of strong alignment of interests between management and shareholders.

Free cash flow (FCF) definition fails to account for excessive stock compensation

While we believe the bulk of the shareholder conversation with the board should focus on a more dramatic overhaul to the executive compensation plan as laid out above, we believe the definition of FCF in the Company’s current plan is problematic.

In the October 2014 opinion of the Ancestry.com appraisal rights case (which dealt specifically with the impact of stock based compensation on determining value), Vice Chancellor Glasscock, who presided over the case, concluded:

“What is clear to me is that, once it reaches a material level, SBC (stock-based compensation) must in some manner be accounted for in order to reach a reasonable calculation of fair value”

He goes on to adopt accounting for stock-based compensation as a cash expense, the approach he finds “reasonable.”

Shutterfly’s definition of free cash flow, adjusted EBITDA less purchases of property and equipment and capitalization of software and website development costs, fails to account for both stock based compensation and cash paid for acquisitions, another potential drag on value delivered to shareholders, particularly considering that we view the Company’s capital allocation track record as questionable.  In our valuation work, including stock based compensation as an annual cash cost in a 10 year discounted cash flow of Shutterfly can swing value by over $30 per share, a material impact.

We believe that either non-cash compensation needs to be accounted for in the Company’s FCF definition as it is a real ongoing cost that is problematic at Shutterfly, or ideally the entire compensation plan could be reconstructed as outlined above to better align shareholders with management.

From January 2011 – December 2014, Shutterfly’s share price appreciated from $38.88 to $41.70, a 19.5% return, or a 4.6% CAGR, which is a return that we think investors should expect from owning a significantly lower risk asset.  Over the same time the S&P 500 total return index, which includes dividends, appreciated 76.3% or a 15.2% CAGR.  Over this period of dramatic underperformance, Shutterfly reported cumulative stock based compensation of $186.5 million, representing ~15% dilution to shareholders as of January 1, 2011, clearly indicating that compensation is not properly aligned with shareholders return.

Poor capital allocation

While we support the recent $300 million buyback authorization, we believe that the Company continues to operate under a sub-optimal capital structure, with limited consideration to optimizing cost of capital.  As of March 31, 2015, including cash and investments, Shutterfly was in a net cash position.  During the sale process last year, we believe the credit markets were willing to finance approximately 6.0x leverage in a take-private of SFLY.  While we believe that leverage at that level would be unreasonable for a public company with the operating profile of Shutterfly, it illustrates the ability for the company to obtain debt financing.  We believe a modest 1.5x leverage target (similar to Cimpress’ current leverage) would be extremely reasonable, with excess cash used to repurchase stock.  At that leverage, the Company could initially nearly double its repurchase authorization, which would be highly accretive to a company that expects to “grow EBITDA and FCF much faster than revenue” over the medium term.  We feel that a long term commitment to returning capital to shareholders via buybacks would also be a strong signal that the Company is committed to more than offsetting the stock-based compensation it believes is required to retain talent in Silicon Valley.

Lack of management credibility

Management has consistently indicated that shareholders would see returns on the Company’s investments in the form of expanding EBITDA margins, as illustrated by a number of recent quotes from senior management:

●	February 2014: “(we) anticipate the trend of significant investments in our scale and operational infrastructure will moderate in 2015” – Brian Regan, CFO

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April 2014: “what I say to my CMO and my management team is we’re going to keep running the company at a specified EBITDA margin. Any dollars above that, we get to plow back into the business to grow the topline” – Jeff Housenbold, CEO

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April 2014: “So too early to give you guidance exactly where it falls out (for 2015), but we could make this a mid-20’s EBITDA margin model if we wanted to cut back on investments” – Jeff Housenbold, CEO

●	July 2014: “we think that the margins will expand in 2015 from an EBITDA standpoint relative to 2014” – Jeff Housenbold, CEO

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February 2015: “We expect that our GAAP operating income will range from approximately $0.5 million to $7.5 million and that our full-year 2015 adjusted EBITDA margin will range from 17.5% to 18.1% of net revenues” – Brian Regan, CFOA

Adjusted EBITDA margins in 2014 were 18.1% (the high end of 2015 guidance after the Company promised expansion), and management introduced a new investment program into Shutterfly 3.0 on the year end 2014 conference call.  Management has failed to show the return on investment promised and drive cash flow that they boast the Company can achieve, which reduces their credibility with investors in our minds.

While the Company enjoys touting its long term TSR metrics, as we displayed previously, shareholder return since 2011 has lagged significantly.  We feel management and the board have failed to recognize that the owners of the business are starved for return on investment via growth of free cash flow driven by the core Shutterfly business and return of capital to shareholders.  Shutterfly has successfully built a dominant position in online consumer printing and is positioned to capture an outsized share of consumer printing that is migrating online.  While there are undoubtedly investments to be made to defend its leading position and drive growth to the platform, we believe management and the board need to stop running the company as if Mr. Housenbold is the controlling shareholder or founder, and listen to the Company’s owners who are demanding a balance between investing for growth and harvesting previous investments while returning capital to shareholders.

Conclusion

Ancora urges all Shutterfly shareholders to consider the points in our letter before casting their votes in the upcoming annual meeting of shareholders.  We believe that under an improved corporate governance structure, with a dramatically reformed compensation package that forces management to act like owners, and with an improved capital allocation policy, Shutterfly could provide significantly above benchmark returns over the medium and long term.  Within this construct, shareholders, management, and the board can all win given alignment of interests.  We believe a convincing vote for change in this election will be the impetus needed to begin the transformation required.

Ancora Advisors, LLC